EXHIBIT(a)(9)


             UNIFORCE SERVICES ANNOUNCES FINAL RESULTS OF ITS OFFER
         TO PURCHASE FOR CASH UP TO 1,250,000 SHARES OF ITS COMMON STOCK
                             AT $11.25 NET PER SHARE

                  NEW HYDE PARK, NEW YORK -- January 18, 1996 -- Uniforce Services, Inc. (Nasdaq National Market) announced today that, based on the final report of Harris Trust Company of New York, the Depositary for the Company's partial self-tender offer, 1,401,080 shares of its Common Stock were validly tendered and not withdrawn pursuant to the Company's offer to purchase up to 1,250,000 shares of its Common Stock at $11.25 per share, net to the seller in cash (the "Offer"). The Offer expired by its terms at 5:00 P.M., New York City time, on Wednesday, January 10, 1996.

                  The Offer was oversubscribed and therefore subject to proration. The final proration factor was 89.217% accepted, as reported by Harris Trust Company of New York.

                  Cash payment for the purchased shares will commence Friday, January 19, 1996. All shares tendered and not purchased by the Company will be returned to shareholders as soon as practicable. After the purchase of 1,250,000 shares, the Company will have 2,981,763 shares of Common Stock outstanding.

                  Questions may be directed to Morrow & Co., Inc., the Information Agent for the Offer, by calling (800) 662-5200.

                  Contact:  Harry V. Maccarrone, Uniforce Services, Inc.,
(516) 437-3300.


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